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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 000-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

Unit 201, 2311 Tradition Way, Naples, Florida, U.S.A., 34105
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______.

Exhibit

99.1	Press Release dated June 20, 2012
99.2	Early Warning Report dated June 20, 2012
99.3	Quarterly Report – For Fiscal Quarter Ended June 30, 2012
99.4	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.5	Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator
99.6	Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure
99.7	Press Release dated September 17, 2012
99.8	Notice of the Meeting and Record Date
99.9	Press Release dated October 16, 2012
99.10	Notice of Annual General Shareholders Meeting 2012
99.11	Press Release dated November 6, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Continental Energy Corporation
(Registrant)

Date	November 8, 2012	By	/s/ Richard L. McAdoo
Richard L. McAdoo
Chairman and Chief Executive Officer

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